Paul D. Chestovich
Direct Dial: (612) 672-8305
Direct Fax: (612) 642-8305
paul.chestovich@maslon.com

July 9, 2015

Via EDGAR

Ms. Katherine Wray
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Creative Realities, Inc. (the “Company”)
Registration Statement on Form S-1
Filed on January 30, 2015
File No. 333-201806

Dear Ms. Wray:

This letter responds on behalf of the Company to your comment letter dated February 19, 2015, with respect to above-referenced filing made by the Company with the Commission. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

General

1.	As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Update your financial statements and related disclosures as needed.

RESPONSE: We have updated the filing such that it includes the Company’s most recent financial statements consistent with Rule 8-08 of Regulation S-X.

Selling Shareholders, page 39

2.	With respect to shares that may be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers over such shares. For guidance, see Regulation S-K Compliance and Disclosure Interpretation No. 140.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE: We have revised the filing to include disclosure of the individual natural persons having beneficial ownership over shares held in the name of entities and included in the registration statement.

Ms. Katherine Wray

Attorney-Advisor

Securities and Exchange Commission

July 9, 2015

3.	Please revise your disclosure to indicate whether any selling stockholders are broker-dealers or affiliates of broker-dealers. If any are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, you should indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

RESPONSE: Only Merriman Capital, Inc. is a registered broker-dealer and only Messrs. Robert Fisk and James Allsop are affiliates of that broker-dealer. However, none of these selling shareholders acquired their shares as investments; all such shares were acquired as transaction-based compensation for the performance of investment banking or similar services. The above-named affiliates of Merriman Capital, Inc. acquired securities outside the ordinary course of business. We have been advised by them that they did not, at the time of their acquisition of our securities, have any agreements, understandings or arrangements to dispose of the securities. In the Selling Shareholder section of the prospectus, we have revised the filing to include disclosure consistent with the above.

4.	You state that you are incorporating information by reference into your registration statement in reliance upon the General Instructions to Form S-1. In order to incorporate information by reference in accordance with Items 11A and 12 of Form S-1, you must meet the requirements set forth in General Instruction VII to Form S-1. You do not, however, appear to have met all of these requirements. In particular, you have not yet filed your annual report for your most recently completed fiscal year, as required by General Instruction VII.C, nor do you appear to have made your periodic and current reports that are incorporated by reference into your registration statement readily available and accessible on a Web site, as called for by General Instruction VII.F. Accordingly, please amend the registration statement to include all disclosure required by Form S-1, or file your Form 10-K for the fiscal year ended December 31, 2014 and make your periodic and current reports that are incorporated by reference available on a Web site in accordance with General Instruction VII.

RESPONSE: Prior to the filing of this amendment, the Company has filed its Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and has made the periodic and current reports incorporated by reference into the filing readily available on the Company’s website.

Ms. Katherine Wray

Attorney-Advisor

Securities and Exchange Commission

July 9, 2015

5.	The legality opinion states that the shares will be validly issued, fully paid and non-assessable upon proper conversion of the promissory notes and exercise of the warrants, as applicable. However, the disclosure in the prospectus states that a total of 1,501,454 common shares were issued in satisfaction of converted principal. Accordingly, please provide a revised legal opinion that states these shares are validly issued, fully paid and non-assessable, if accurate, or otherwise revise your filing as appropriate.

RESPONSE: We have revised the legality opinion to address this issue and included the revised opinion with the amended filing.

* * * *

As requested in your February 19, 2015, comment letter, the Company hereby acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

/s/ Paul Chestovich

Paul D. Chestovich

cc: John Walpuck

Alan Levy